UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ALPHA MOTORSPORT, INC.

(Exact name of registrant as specified in its corporate charter)

333-119930

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	20-1063591 (I.R.S. Employer Identification No.)

240 12th Street

New Westminster, BC Canada

V3M 4H2

(Address of principal executive offices)

(604) 525-3380

(Issuer's telephone number)

Approximate Date of Mailing: January 22, 2007

ALPHA MOTORSPORT, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about January 22, 2007 to the holders of shares of common stock, par value $0.001 per share of Alpha Motorsport, Inc. (“we”, “our”, the “Company”), a Nevada corporation incorporated as of April 28, 2004, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On December 5, 2006, we entered into a preliminary term sheet, whereby Healthcare Providers Direct, Inc., or its successor (HPD), an unrelated third party, will effect a reverse merger into and with our company by way of a share exchange. The terms and conditions of the preliminary term sheet are summarized below under the heading “Agreement”.

The Agreement contemplates that our current board of directors, which consists of Vincent Markovitch, John Markovitch, John Markovitch, Sr. and Kristian Kostovski, will appoint Norman Proulx, Donald Farley, William Dioguardi and W. Barry McDonald as members of our board of directors. The appointments will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the share exchange agreement. Pursuant to the terms of the Agreement, and immediately following the appointments of Norman Proulx, Donald Farley, William Dioguardi and W. Barry McDonald as directors of our company, Vincent Markovitch, John Markovitch, John Markovitch Sr. and Kristian Kostovski are required to tender their resignations as directors and officers of our company.

Please read this Information Statement carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www. sec.gov.

THE AGREEMENT

The Merger.

On December 5, 2006, we entered into a preliminary term sheet, whereby Healthcare Providers Direct, Inc., or its successor (“HPD”), an unrelated third party, will enter into a share exchange agreement (the “Agreement”), and pursuant to the Agreement, will become a wholly-owned subsidiary of our company. This transaction will in effect be a reverse merger (the “Merger”) into and with our company. Among other provisions, the terms of the proposed merger provide that we will be listed on the US OTCBB, domiciled in the US and current in our SEC filings at the time of the Merger. At the closing of the Merger (“Closing”), assuming all terms of the agreement have been satisfied, we will cease our existing operations and will be free of all material liabilities.

The pre-merger shareholders of our company at Closing will own 23.7% - 44.9% of the fully diluted shares outstanding post-merger which ownership will be based on HPD’s cash balance at Closing. At the Closing, HPD will be required to have raised in its offering of its shares of Series B Preferred Stock (the “Series B Offering”) from the date hereof, a maximum of no more than $1,400,000. (In the event that the HPD raises less than $1,400,000 in its Series B Offering, the share percentage will be calculated proportionally as set forth below). It is presently contemplated that we will cancel the restricted shares outstanding and we will issue or reserve for issuance at the Closing, to existing shareholders of HPD restricted shares of our company in an amount equal to 55.1% - 76.3% of the outstanding shares of our company, after giving effect to the Closing.

Additional Series B	Investments	Registrant (%)

	-	44.9%
	100,000	43.5%
	200,000	42.0%
	300,000	40.5%
	400,000	39.1%
	500,000	37.6%
	600,000	36.2%
	700,000	34.7%
	800,000	33.2%
	900,000	31.6%
	1,000,000	30.0%
	1,100,000	28.5%
	1,200,000	26.9%
	1,300,000	25.3%
Maximum	1,400,000	23.7%

Previously, a bridge loan was made to HPD in an amount of $100,000 for general corporate purposes. The bridge loan bears interest at 10% and will be secured by a first lien on all of the assets of HPD. The bridge loan will mature and be repaid upon the later of (i) Closing or (ii) January 20, 2007.

Pursuant to the terms of the Agreement, we will have $500,000 in cash at Closing except that the balance outstanding under the bridge loan may be included in the determination of our liquidity, at the sole discretion of our company. Immediately prior to Closing, we will sell all of the outstanding stock of our British Columbia operating subsidiary, Alpha Motorsport Inc., which proceeds will also be included in the determination of our liquidity. We anticipate that further investors will invest the capital necessary to meet the cash requirement in a Private Placement (the “Private Placement”). Any shares issued pursuant to this Private Placement will be registered pursuant to the Registration Rights described below. The Private Placement will be conducted in accordance with the applicable securities laws, to the satisfaction of HPD and its counsel.

At closing, HPD will issue warrants to Investa Capital Partners Inc. or its assignees (“Investa”) such that (a) Investa may purchase up to an additional $1.0 million of common stock of our company or (b) we may require Investa to purchase up to an additional $1.0 million of common stock of our company. The warrants will be exercisable at the exercise price by Investa in whole or in part for a period of 365 days after closing. The exercise price will be calculated such that the pre-money equity value (Enterprise value less Total Debt) will equal $7.5 million for the first $500,000 of warrants exercised (“Strike A”) and $10.0 million for the second $500,000 of warrants exercised (“Strike B”). Assuming HPD has the maximum cash balance at Closing, (i) the Tranche A Exercise Price will be equal to $1.36 per share and such warrants will be exercisable for 367,647 shares of common stock and (ii) the Tranche B Exercise Price will be equal to $1.81 per share and such warrants will be exercisable for 276,243 shares of common stock.

In the event the warrant holder has not exercised the warrants and until such time that HPD has raised an aggregate of $2.5 million in one or more PIPE financings, HPD may force conversion of the Investa Warrants subject to the terms below. HPD may force the exercise of up to $500,000 of Investa Warrants at Strike A no earlier than 90 days post-closing (“Tranche A”). HPD may force the exercise of up to an additional $500,000 of Investa Warrants at Strike B no earlier than (a) 90 days from the exercise of Tranche A and (b) an effective registration statement covering all the shares subject to issuance pursuant to the Investa Warrant. The Investa Warrants will terminate on the one year anniversary of Closing.

Registration Rights

HPD agrees that the holders of the shares of common stock issued in the Private Placement or issuable on exercise of the warrants to be granted to Investa will have demand and piggy-back registration rights, which will be exercisable in the event HPD completes a private securities offering (a “PIPE”) and registers such shares (a “Registration Statement”). In the event that HPD fails to complete a PIPE transaction within eight months following the Closing, HPD will undertake to file a Registration Statement for such shares, along with the shares issued to holders of HPD’s Series A Preferred Stock and Series B Preferred Stock pursuant to the Merger, within 120 days from such date following the Closing (the “Demand Date”). HPD will have an obligation to respond to any SEC inquiries within ten (10) business days and will use its best efforts to have the Registration Statement declared effective at the earlier of: (i.) 180 days from the Demand Date; or (ii.) 30 days after receiving a no-review status from the SEC.

To the extent necessary, the parties agree upon any lock-up or cut-backs of the shares to be registered.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of January 22, 2007 and the date of this Information Statement, there were and are 30,000,000 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares our common stock known by us to be owned beneficially as of January 22, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Vincent Markovitch 4232 Burke Street Burnaby, BC, Canada V5H 1B4	10,000,000	33%
Common Stock	John Markovitch 240 12th Street New Westminster, BC Canada V3M 4H2	Nil	Nil
Common Stock	John Markovitch, Sr. 240 12th Street New Westminster, BC Canada V3M 4H2	Nil	Nil
Common Stock	Kristian Kostovski 240 12th Street New Westminster, BC Canada V3M 4H2	Nil	Nil
Common Stock	Directors and Officers (as a group)	10,000,000	33%

(1)

Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on January 22, 2007, and the date of this Information Statement.

(2)	Calculated based upon our 30,000,000 issued and outstanding shares as of January 22, 2007 and as of the date of this Information Statement.

Changes in Control

There will be a change in control of our company that occurred primarily as a result of the transaction contemplated in the Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Vincent Markovitch(1)(3)	30	President, Chief Executive Officer, Secretary and a Director	April 28, 2004
John Markovitch(1)	28	Chief Financial Officer, Principal Accounting Officer, Treasurer and a Director	April 28, 2004
John Markovitch, Sr.(1)	56	Director	April 28, 2004
Kristian Kostovski(1)	35	Director	May 20, 2005
Norman Proulx	59	Chief Executive Officer and a Director	To be determined(2)
Donald Farley	64	Director	To be determined(2)
William Dioguardia	49	Director	To be determined(2)
W. Barry McDonald	58	Director	To be determined(2)

(1)

The following will resign as directors and officers of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange agreement.

(2)

The following will be appointed as officers and to our board of directors effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange agreement.

(3)	Vincent Markovitch is the sole officer and director of Alpha Motorsport Inc., a British Columbia corporation and our wholly-owned operating subsidiary.

Vincent Markovitch, President, Chief Executive Officer, Secretary and a Director

Vincent Markovitch has been the President, CEO, Secretary and a Director of our company since inception. From March 1999 to April 2004, he was a self-employed automobile wholesaler in Vancouver, BC, Canada. As such, he purchased used vehicles, reconditioned and sold them. From November 1997 to March 1999, he was a salesman at Autowise Autosales in Vancouver, BC, Canada. Mr. Markovitch has been involved in the wholesaling and retailing of vehicles since 1990. In May 2004, he received his Auto Dealers sales certificate in Vancouver, BC, Canada. Vincent Markovitch devotes full time to our business.

John Markovitch, Chief Financial Officer, Principal Accounting Officer, Treasurer and a Director

John Markovitch Jr. has been the Treasurer, CFO, Principal Accounting Officer and a Director of our company since inception. From January 2004 to the present, he has been working at the Pacific National Exhibition in Vancouver, BC as a parking foreman. His duties include overlooking parking attendants, as well as supervising breaks and schedules. From February 2003 to January 2004, he was a new vehicle inspector at Annacis Auto Terminals, a stream line company, located in Vancouver B.C. Canada. From February 1997 to December 2002, he was employed by Pacific Blue Cross, a ministry of social services, in Burnaby B.C. Canada. John Markovitch Jr. completed his essentials of marketing, marketing communication, and his trade and consumer marketing certificates at British Columbia Institute Of Technology in Burnaby B.C. Canada in 2003. John Markovitch Jr. devotes approximately 20 hours per week to our business.

John Markovitch, Sr., Director

John Markovitch Sr. has been a Director of our company since inception. For the past 23 years, John Markovitch Sr. has been a self employed automobile salesman in the city of Burnaby B.C. Canada. During that time, he has owned three different used vehicle lots in British Columbia. He was a key partner in bringing the first Hyundai dealership to the city of Vancouver B.C. in 1984. He was top salesperson at that dealership from 1984 until it was sold in 1987. John Markovitch Sr. devotes approximately 20 hours per week to our business.

Kristian Kostovski, Director

Kristian Kostovski has been a Director of our company since May 20, 2005. From July 2001 to the present, Mr. Kostovski has worked as a manager of Hit Casino in Dojran, Macedonia. Mr. Kostovski is currently enrolled in the second year at the American College of Thessaloniki in Thessaloniki, Greece, pursuing a Bachelor of International Business Degree. He intends to devote his time as required to our business.

Norman Proulx, Chief Executive Officer and a Director

Norman Proulx has served as the Chief Executive Officer of ZymeTx, Inc. since 1999. Since 2000, he has served as the CEO of Gynetics, Inc. From 1997 to 2002, he was a managing director of Spencer Trask, Inc., a venture capital firm. It was during this period that Mr. Proulx was asked to become CEO of both ZymeTx, Inc. and Gynetics, Inc. From 1990 to 1997 he was President and CEO of Seymour Housewares, a consumer products company owned by Forstmann Little & Company. Here he with a team increased revenue from $45 million to $110 million, and operating income from $4.5 million to $11.5 million. In 1996 the company merged with a publicly-traded housewares company. Prior to 1990 he held various general management positions with Wilkinson Sword North America, Scripto, Inc. and The Gillette Company.

Mr. Proulx graduated from Boston College in 1969 with a B.A. degree in Accounting. He also participated in the MBA Program of Boston University 1977-1978.

Donald Farley, Director

Donald Farley is CEO of Spencer Trask Specialty Group, LLC. Prior to 1998, Mr. Farley held several executive level positions with Pfizer, Inc., including President, Consumer Health Care and President, Pfizer Food Science Group. Mr. Farley received his B.S. in chemical engineering from The University of Rhode Island in 1965 and his MBA from the University of Hartford in 1969.

William Dioguardi, Director

William Dioguardi is President of Spencer Trask Ventures, Inc. From 1988 to 1994, Mr. Dioguardi was founder and President of Vantage Securities. Prior to 1988, Mr. Dioguardi was First Vice President and a member of the Executive Committee of Integrated Resources, Inc. Mr. Dioguardi graduated from Montclair Academy in 1976 and received a B.S. Degree in Business Administration from Monmouth University in 1980.

W. Barry McDonald, Director

W. Barry McDonald is an Executive Director of The Sage Group, Inc. Mr. McDonald has over 30 years experience as an executive manager in the healthcare industry for companies in the United States, Europe and Japan focused on human diagnostics. Mr. McDonald graduated from the University of Southern Mississippi in 1970 with a B.S. degree in Biology/Chemistry and in 1972 with an M.S. degree in Microbiology/Genetics. He attended the Albert Chandler Medical School at the University of Kentucky, PhD./MD Program, 1972-1974.

Family Relationships

Other than as listed below, there are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Vincent Markovitch and John Markovitch are brothers and are sons of JohnMarkovitch, Sr.

Board Meetings and Committees

The board of directors of our company held no formal meetings during the year ended June 30, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to Nevada Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because our board of directors has performed and will perform adequately the functions of a nominating committee. Our board of directors has not adopted a charter for the nomination committee.

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

We entered into a verbal Management Agreement with Vincent Markovitch, our President, for management services and paid him a total of $21,842 and $7,202, respectively, in management fees for the fiscal years ended June 30, 2006 and 2005.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers received compensation since the date of our inception, March 2, 2005, other than as set out below.

We entered into a verbal Management Agreement with Vincent Markovitch, our President, for management services and paid him a total of $21,842 and $7,202, respectively, in management fees for the fiscal years ended June 30, 2006 and 2005.

There were no grants of stock options or stock appreciation rights made during the fiscal years ended June 30, 2006 and 2005 to our executive officers and directors. There were no stock options outstanding as at June 30, 2006. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We intend to continue to pay consulting fees to our directors and officers in the future as we determine necessary. In addition, we intend to compensate our non-officer directors in the future with quarterly retainer fees and annual stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may also award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No current director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: January 22, 2007

By Order of the Board of Directors

ALPHA MOTORSPORT, INC.

/s/ Vincent Markovitch

Vincent Markovitch

President, Chief Executive Officer, Secretary and a Director